EXHIBIT 99.1

POET Releases Multi-Product Mask Set to Production

TORONTO, Dec. 03, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF) a leading designer of Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, announced today that it has launched its first multi-product wafer (MPW) mask set for production. The MPW comprises multiple products, including custom designs for specific applications and customers.

The MPW tape-out, which commits product designs to manufacturing, incorporates all the new features of the Optical Interposer announced in late October and is largely in-line with the product roadmap presented at the Company’s Annual General Meeting in August of 2020. Included are designs for two variants of 100G CWDM4 Optical Engines for two different customers, a 100G design for an LR4 transmit optical sub-assembly (TOSA), a 400G receive optical sub-assembly (ROSA) and a 400G FR4 externally modulated laser (EML)-based Optical Engine, and three different designs for Light Engines, including two operating in the “O-Band” for data communications applications and another in the “C-Band” for sensing and computing applications. The tape-out also includes various test structures for evaluation and incorporation in future product designs.

In electronics and photonics design, a tape-out is the final result of a design process for integrated circuits before they are sent to manufacturing. The tape-out is the point at which a graphic for the photomask of the circuit is sent to the fabrication facility – a milestone frequently celebrated by all those who worked on the project.

New features announced previously and now incorporated into the Optical Interposer enhance critical performance, manufacturability and versatility of the platform. To improve the overall performance of the Optical Interposer in transmitting light without significant losses, POET produced waveguide designs that minimized or eliminated reflections of light at the interface of the laser and the waveguide, a problem that is common in photonic device integration. In addition, the Company incorporated several features that minimize losses as light travels through the device, including its latest generation of Mach-Zehnder Interferometry (“MZI”)-based multiplexers, which reduce the loss of signal from this device to less than 20% (<1.0 dB), believed to be industry-leading performance for this type of device. Improved spot-size converters, able to match different diameters (modes) of light beams (for more efficient coupling between devices), were implemented with losses of less than 10% (<0.5 dB), far exceeding best-in-class. To connect efficiently to off-the-shelf components, such as top-entry photodetectors and vertical cavity surface emitting lasers (VCSELs), POET incorporated improved vertical mirrors into the Optical Interposer, expanding the overall versatility of the platform. The Company designed unique fiber-attach-units (FAUs) with matching passive alignment structures on the Optical Interposer that facilitates alignment while providing a low-loss attachment of POET’s optical engines in customers’ transceivers. Finally, new designs of fiducials on both the Optical Interposer and POET designed lasers better enable sub-micron accuracy for mechanical pick-and-place assembly of components.

“The tape-out that we sent to our silicon fabrication foundry today represents the culmination of many months of design and development work by our team of highly experienced and dedicated engineers and consultants,” commented Dr. Suresh Venkatesan, Chairman and Chief Executive Officer of POET. “We have made tremendous progress in the past few months, refining designs, calibrating our simulation models and preparing for the fabrication of prototype designs of Optical Engines and sub-assemblies. Once fabricated, the Optical Interposer wafers will be sent to POET Singapore or Super Photonics Xiamen (our joint venture with Sanan IC) for component assembly, test and packaging of Alpha prototypes. We intend to use these prototypes to sample prospective customers and to collect additional data that will conclusively demonstrate to customers the superior performance of POET’s Optical Engines. We look forward to announcing specific products over the course of the next several weeks as we continue on our path to the commercialization of POET’s Optical Interposer platform.”

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance expectations or requirements, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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